UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant's name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K for the month of August 2021, filed with the Securities and Exchange Commission on August 12, 2021 (the “Form 6-K”), is being filed solely for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Report on Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

DOCUMENT TO BE FILED AS PART OF THIS FORM 6-K/A

99.1	Condensed Consolidated Interim Unaudited Financial Statements for the three and six-month periods ended June 30, 2021 and 2020

99.2	Management Discussion & Analysis for the three and six-month periods ended June 30, 2021

99.3	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer - CEO

99.4	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer - CFO

101.INS	InlineXBRL Instance Document

101.SCH	InlineXBRL Taxonomy Extension Schema Document

101.CAL	InlineXBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	InlineXBRL Taxonomy Extension Definition Linkbase Document

101.LAB	InlineXBRL Taxonomy Extension Label Linkbase Document

101.PRE	InlineXBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and six-month periods ended June 30, 2021 and 2020

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of financial position
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of financial position

	Notes	As at June 30, 2021	As at December 31, 2020
ASSETS
CURRENT
Cash	17	86,457	4,520
Grants and other receivables		2,408	829
Restricted cash		-	158
Sales taxes receivable		1,382	736
Tax credits receivable		3,958	3,958
Prepaid expenses		1,243	215
Total current assets		95,448	10,416

NON-CURRENT
Tax credits receivable		4,071	3,802
Property, plant and equipment assets	5	16,437	4,207
Intangible assets		675	920
Right-of-use assets	6	2,450	1,067
Restricted cash and deposits		2,385	744
Total non-current assets		26,018	10,740
Total assets		121,466	21,156

LIABILITIES
CURRENT
Accounts payables and accrued liabilities		13,011	6,988
Deferred grants		-	1,511
Current portion of lease liabilities	7	380	295
Borrowings	8	200	1,793
Total current liabilities		13,591	10,587

NON-CURRENT
Asset retirement obligation	9	851	621
Borrowings	8	1,862	-
Lease liabilities	7	2,108	781
Convertible bond		14,619	14,505
Total non-current liabilities		19,440	15,907
Total liabilities		33,031	26,494

EQUITY (DEFICIENCY)
Share capital	10.1	169,408	60,537
Contributed surplus		15,985	10,761
Equity component of convertible bond		364	364
Deficit		(97,322)	(77,000)
Total equity (deficiency)		88,435	(5,338)
Total liabilities and equity (deficiency)		121,466	21,156
Commitments	18
Subsequent Events	19

APPROVED BY THE BOARD OF DIRECTORS
(s) Eric Desaulniers – “Director”
(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of loss and comprehensive loss
(Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of loss and comprehensive loss

		For the three-month periods ended		For the six-month periods ended
	Notes	June 30, 2021 $	June 30, 2020 $	June 30, 2021 $	June 30, 2020 $
EXPENSES
Exploration and evaluation expenses	11	2,499	2,033	5,007	5,130
LiB[1] Anode Plant project expenses	12	908	692	1,191	1,244
General and administrative expenses	13	9,370	1,137	13,382	2,630
Other revenues		(56)	-	(56)	-
Operating loss		12,721	3,862	19,524	9,004
Net financial costs	14	157	145	798	244
Net loss and comprehensive loss		12,878	4,007	20,322	9,248
Basic and diluted loss per share	10.1	0.34	0.15	0.57	0.35
Weighted average number of shares outstanding		37,709,064	26,181,781	35,757,150	26,180,022

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

___________________________________

1 Lithium-Ion Battery (“LiB”)

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of changes in equity
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of changes in equity

	Notes	Number	Share capital $	Contributed surplus $	Equity component of convertible bond $	Deficit $	Total equity (deficiency) $
Balance as at January 1, 2021		27,299,332	60,537	10,761	364	(77,000)	(5,338)
Shares issued from placements	10.1	9,501,227	95,939	-	-	-	95,939
Warrants exercised		7,821,700	17,825	(198)	-	-	17,627
Options exercised	10.2	331,251	1,476	(517)	-	-	959
Shares issued for interest payment		76,635	797	-	-	-	797
Share-based compensation	10.2	-	-	5,939	-	-	5,939
Share issue costs		-	(7,166)	-	-	-	(7,166)
Net loss and comprehensive loss		-	-	-	-	(20,322)	(20,322)
Balance as at June 30, 2021		45,030,145	169,408	15,985	364	(97,322)	88,435

	Notes	Number	Share capital $	Contributed surplus $	Deficit $	Total equity $
Balance at January 1, 2020		26,178,281	56,184	9,592	(59,022)	6,754
Share-based compensation		-	-	127	-	127
Options exercised		15,000	46	(19)	-	27
Warrants expired		-	-	-	-	-
Net loss and comprehensive loss		-	-	-	(9,248)	(9,248)
Balance at June 30, 2020		26,193,281	56,230	9,700	(68,270)	(2,340)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of cash flow
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of cash flows

		For the six-month periods ended
	Notes	June 30, 2021 $	June 30, 2020 $
OPERATING ACTIVITIES
Net loss		(20,322)	(9,248)
Depreciation and amortization	5	558	600
Unrealized foreign exchange gain		(566)	-
Loss on disposal of investment		-	6
Share-based compensation	10.2	5,939	345
Financial costs		1,303	163
Net change in working capital	15	(697)	2,389
Cash flows used in operating activities		(13,785)	(5,745)

INVESTING ACTIVITIES
Additions to property, plant, and equipment assets	5 & 15	(11,752)	(348)
Restricted cash and deposits		(1,483)	(269)
Tax credits and grants received		1,468	-
Cash flows used in investing activities		(11,767)	(617)

FINANCING ACTIVITIES
Proceeds from the issuance of placements		95,939	-
Proceeds from debt, net of issue costs		1,025	3,575
Repayment of borrowings and lease liabilities	7 & 8	(2,108)	(256)
Proceeds from the exercise of warrants		17,627	-
Proceeds from the exercise of stock options	10.2	959	27
Share issue costs		(6,528)	-
Cash flows from financing activities		106,914	3,346

Effect of exchange rate changes on cash		575	-

Net change in cash		81,937	(3,016)
Cash at the beginning of the period		4,520	4,077
Cash at the end of the period		86,457	1,061
Additional information	15

The accompanying notes are an integral part of the condensed consolidated interim financial statement

NOUVEAU MONDE GRAPHITE INC.
sNotes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Notes to the condensed consolidated interim financial statements

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange, and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

As at June 30, 2021, the difference between the Company’s current assets and currents liabilities was $81,857, the Company had an accumulated deficit of $97,322, and had incurred a loss of $20,322 for the six-month period then ended. Current assets included current tax credits receivable of $3,958 and cash of $86,457.

With the financing completed in the first half of 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2020. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2020, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2021 were approved and authorized for publication by the Board of Directors on August 12, 2021.

3. ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its condensed consolidated interim financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Technical Feasibility and Commercial Viability

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors. By its nature, this assessment requires significant judgment.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Following the events of the quarter ended March 31, including the receipt of the Governmental authorisation (“Decree”) for the Matawinie Project, management determined that the technical feasibility and commercial viability for the Matawinie Project was established as at March 31, 2021 and as a result, the project entered the development phase during the second quarter of 2021.

4. SIGNIFICANT ACCOUNTING POLICIES

Matawinie Mine project

Management has established that during the second quarter of 2021, the Matawinie mine project has now reached the development phase. Accordingly, all expenditures related to the development of the mine are capitalized under Miner under construction within Property, plant and equipment (see note 5). Capitalized expenditures will be carried at cost until the Matawinie project is placed into commercial production, sold, abandoned, or determined by management to be impaired in value. The equipment, building and the mine site are not yet in use as at June 30, 2021, therefore, the depreciation will begin when the assets are ready for their intended use.

The costs related to the operation of the Matawinie Demonstration Plant will continue to be expensed as incurred under exploration and evaluation expenses, unless the expenditures meet the recognition criterias set in IAS 16 property, plant and equipment or IAS 38 Intangible asset.

LiB Anode Plant project

Costs incurred in the construction and development of the Company’s LiB Anode Plant project are capitalized under LiB Anode Plant within Property, plant and equipment (See note 5). Capitalized expenditures will be carried at cost until the LiB Anode Plant project is placed into commercial production, sold, abandoned, or determined by management to be impaired in value. The equipment and building are not yet in use as at June 30, 2021, therefore, the depreciation will begin when the assets are ready for their intended use.

The costs related to the operation of the LiB Anode Demonstration Plant will continue to be expensed as incurred under LiB Anode Plant project expenses, unless the expenditures meet the recognition criterias set in IAS 16 property, plant and equipment or IAS 38 Intangible asset.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5. PROPERTY, PLANT AND EQUIPMENT

						For the six-month period ended June 30, 2021
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction $	LiB Anode Demonstration Plant under construction $	Total $
COST
As at January 1, 2021	507	2,642	-	56	70	24	-	1,206	4,505
Additions	1,878	114	163	34	-	-	2,300	7,820	12,309
As at June 30, 2021	2,385	2,756	163	90	70	24	2,300	9,026	16,814
ACCUMULATED DEPRECIATION
As at January 1, 2021	-	219	-	39	32	8	-	-	298
Depreciation	-	53	8	9	7	2	-	-	79
As at June 30, 2021	-	272	8	48	39	10	-	-	377
Net book value as at June 30, 2021	2,385	2,484	155	42	31	14	2,300	9,026	16,437

					For the year ended December 31, 2020
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	LiB Anode Demonstration Plant under construction $	Total $
COST
As at January 1, 2020	467	2,430	63	47	70	9	-	3,086
Additions	40	212	-	9	-	15	1,206	1,482
Write-Off/Disposals	-	-	(63)	-	-	-	-	(63)
As at December 31, 2020	507	2,642	-	56	70	24	1,206	4,505
ACCUMULATED DEPRECIATION
As at January 1, 2020	-	118	59	14	19	4	-	214
Depreciation	-	101	2	25	13	4	-	145
Write-Off/Disposals	-	-	(61)	-	-	-	-	(61)
As at December 31, 2020	-	219	-	39	32	8	-	298
Net book value as at December 31, 2020	507	2,423	-	17	38	16	1,206	4,207

The Lib Anode Plant under construction presented net of grants received of $1,830 and $3,578 for the three and six-month periods ended June 30, 2021, respectively (three and six-month periods ended June 30, 2020: $72 and $153).

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6. RIGHT-OF-USE ASSETS

		For the six-month period ended June 30, 2021
	Buildings $	Equipment $	Rolling stocks $	Total $
COST
As at January 1, 2021	1,297	339	273	1,909
New leases	1,617	-	-	1,617
End of leases	(253)	(312)	(109)	(674)
As at June 30, 2021	2,661	27	164	2,852
ACCUMULATED DEPRECIATION
As at January 1, 2021	386	321	135	842
Depreciation	208	3	23	234
End of leases	(253)	(312)	(109)	(674)
As at June 30, 2021	341	12	49	402
Net book value as at June 30, 2021	2,320	15	115	2,450

		For the year ended December 31, 2020
	Buildings $	Equipment $	Rolling stocks $	Total $
COST
As at January 1, 2020	457	339	158	954
New leases	840	-	-	840
Remeasurement of lease	-	-	115	115
As at December 31, 2020	1,297	339	273	1,909
ACCUMULATED DEPRECIATION
As at January 1, 2020	157	167	67	391
Depreciation	229	154	68	451
As at December 31, 2020	386	321	135	842
Net book value as at December 31, 2020	911	18	138	1,067

Depreciation of right-of-use assets included in the exploration and evaluation expenses for the period are $54 and $107 for the three and six-month periods ended June 30, 2021, respectively (three and six-month periods ended June 30, 2020: $93 and $186). Depreciation of right-of-use assets included in the LiB Anode Plant project are $40 and $81 (three and six-month periods ended June 30, 2020: nil).

7. LEASE LIABILITIES

	For the six-month period ended June 30, 2021 $	For the year ended December 31, 2020 $
Opening balance	1,076	609
New liabilities and modifications of leases	1,617	955
Principal repayment	(205)	(488)
Ending balance	2,488	1,076
Current portion	380	295
Non-current portion	2,108	781

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

8. BORROWINGS

	For the six-month period ended June 30, 2021 $	For the year ended December 31, 2020 $
Opening balance	1,793	4,502
New borrowing	2,162	3,803
Repayments	(1,902)	(2,419)
Issue costs	-	(21)
Accretion of issue costs	9	25
Interest capitalized	-	209
Debts settled in exchange of Royalty	-	(4,306)
Ending balance	2,062	1,793
Current portion	200	1,793
Non-current portion	1,862	-

During the three and six-month periods ended June 30, 2021, the Company has paid interests to its lenders for a total of $33 and $60, respectively (three and six-month periods ended June 30, 2020: $36 and $72).

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company may pay the balance of principal, in whole or in part, at any time without penalty.

During March 2021, the Company received $1,350 as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $325.

On June 30, 2021, the Company fully reimbursed its loan of $1,802 with Investissement Québec, a related party.

9. ASSET RETIREMENT OBLIGATION

	For the six-month period ended June 30, 2021 $	For the year ended December 31, 2020 $
Opening balance	621	621
New obligations	230	-
Ending balance	851	621

The asset retirement obligation that arose during the three-month period ended June 30, 2021 represents the present value of the estimated amount of undiscounted cash flows required to satisfy the asset retirement obligation in respect of the Matawinie Mine. The estimation was made using a percentage of completion of the total budgeted cost of rehabilitation. The Company has determined the fair value of its rehabilitation obligation by using a discount rate of 3.72%, assuming reclamation work would be completed in 28 years. The liabilities accrete to their future value until the obligations are due. The estimated rehabilitation obligation will increase as the construction of the Matawinie Mine progresses.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

10. EQUITY

10.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the six-month period ended June 30, 2021 $	For the year ended December 31, 2020 $
Shares issued at the start of the period	27,299,332	26,178,281
Shares issued from placements	9,501,227	-
Exercise of warrants	7,821,700	872,291
Exercise of options	331,251	145,000
Shares issued for interest payment	76,635	-
Share based compensation	-	103,760
Shares issued at the end of period	45,030,145	27,299,332

On January 20, 2021, the Company concluded an underwritten public offering agreement for 1,034,500 common shares, at a price of $14.50 per share for gross proceeds of $15M. The buyers exercised their option to purchase and additional 155,175 common shares representing 15% of the number of common shares issued. The total gross proceeds obtained from this public offering agreement sum up to $17.25M.

On February 12, 2021, the Company closed a private placement equity financing totaling $5.8M and the Company issued a total of 396,552 common shares at a price of $14.50 per share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 317,241 common shares, and Pallinghurst, a related party, subscribed for the remainder of the common shares.

On March 24, 2021, the Company performed a ten-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants and options. All information with respect to shares and share-based instruments and related per share amounts have been retrospectively adjusted on a 1:10 basis accordingly.

On June 23, 2021, the Company concluded an underwritten public offering agreement for 7,000,000 common shares, at a price of $9.22 (US$7.50) per share for gross proceeds of $64.5M (US$52.5M). The buyers exercised their option to purchase an additional 915,000 common shares representing 13.1% of the number of common shares issued. The total gross proceeds obtained from this public offering agreement sum up to $72.9M (US$59.4M). Of this amount, Pallinghurst purchased 66,666 common shares.

10.2	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

EQUITY (continued)
10.2	SHARE-BASED PAYMENTS (continued)

The Company’s share options are as follows:

	For the six-month period ended June 30, 2021		For the year ended December 31, 2020
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	2,400,000	3.20	1,582,500	2.80
Granted	705,000	16.28	1,192,500	3.64
Exercised	(331,251)	2.90	(145,000)	3.05
Expired	-	-	(230,000)	2.66
Ending balance	2,773,749	6.56	2,400,000	3.20
Options that can be exercised	2,260,000	6.88	2,000,000	3.37

During the six-month period ended June 30, 2021 the weighted average share price at the date of exercise was $19.04.

The weighted average fair value of the share options granted in the first half of 2021 were estimated using the Black-Scholes option pricing model based on the following average assumptions:

●         Stock price when granted: $14.63

●         Expected life: 5 years

●         Expected volatility: 68%

●         Risk-free rate: 0.80%

●         Expected dividend: nil

11. EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2021 $	June 30, 2020 $	June 30, 2021 $	June 30, 2020 $
Wages and benefits	805	265	1,589	989
Share-based compensation	204	168	204	191
Engineering	632	1,098	1,802	2,220
Professional fees	95	118	127	332
Materials, consumables, and supplies	416	284	479	642
Subcontracting	248	209	641	774
Geology and drilling	72	80	114	194
Utilities	81	80	172	234
Depreciation and amortization	54	93	107	185
Other	32	39	76	167
Grants	(36)	-	(36)	-
Tax credits	(104)	(401)	(268)	(798)
Exploration and evaluation expenses	2,499	2,033	5,007	5,130

The exploration and evaluation expenses relate to the Matawinie Mine in Quebec. The wages and benefits are net of the grants received as part of the Canada Emergency Wage Subsidy program of $305 and $473 for the three and six-month periods ended June 30, 2021, respectively (three and six-month periods ended June 30, 2020: $173 and $173).

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

12. LiB ANODE PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Wages and benefits	185	105	312	298
Engineering	492	574	558	1,319
Professional fees	332	110	422	196
Materials, consumables, and supplies	125	1	301	7
Subcontracting	49	71	89	234
Depreciation and amortization	44	-	85	-
Other	13	47	16	59
Grants	(332)	(216)	(592)	(869)
LiB Anode Plant project expenses	908	692	1,191	1,244

The wages and benefits are net of the grants received as part of the Canada Emergency Wage Subsidy program of $58 and $81 for the three and six-month periods ended June 30, 2021, respectively (three and six-month periods ended June 30, 2020: $47 and $47).

13. GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Wages and benefits	933	287	2,193	849
Share-based compensation	5,250	115	5,735	153
Professional fees	1,072	198	2,204	499
Consulting fees	155	27	435	75
Travelling, representation and convention	79	49	205	176
Office and administration	1,227	189	1,468	366
Stock exchange, authorities, and communication	477	38	760	39
Depreciation and amortization	168	207	365	414
Other financial fees	9	27	17	59
General and administrative expenses	9,370	1,137	13,382	2,630

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

14. NET FINANCIAL COSTS

	For the three-month periods ended		For the six-month periods ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Unrealized foreign exchange loss (gain)	(511)	-	(521)	8
Interest income	(53)	(3)	(97)	(23)
Interest expense on lease liabilities	28	7	58	16
Accretion and interest on borrowings and bond	689	139	1,349	237
Accretion of issue costs	4	-	9	-
Loss on disposal of investment	-	2	-	6
Net financial costs	157	145	798	244

15. ADDITIONAL CASH FLOW INFORMATION

	For the six-month periods ended
	June 30, 2021	June 30, 2020
	$	$
Grants receivable	531	143
Deferred grants	(1,511)	1,607
Mining tax credits	(269)	(798)
Sales taxes receivable	(646)	48
Prepaid expenses	(1,028)	230
Accounts payable and accrued liabilities	2,226	1,159
Total net change in working capital	(697)	2,389

Items not affecting cash
Property and equipment included in accounts payable and accrued liabilities.	2,767	177
Share issue costs included in accounts payables and accrued liabilities	638	-
Shares issued for interest payment	797	-

16. RELATED PARTY TRANSACTIONS

During the three and six-month periods ended June 30, 2021, share-based compensation expenses for directors and officers totalled $5.1M and $5.5M (three and six-month periods ended June 30, 2020: 0 nil).

In January 2021, the Company issued 76,635 shares in repayment of accrued interests of $797 as at December 31, 2020 on the convertible bond concluded with Pallinghurst.

Pallinghurst purchased 237,932 common shares as part of the financing closed on January 20,2021, 79,311 common shares as part of the financing closed on February 12,2021 and 66,666 common shares as part of the financing closed on June 23, 2021 (see note 10.1).

Investissement Québec, acting as mandatory for the Government of Quebec, purchased 317,241 common shares as part of the financing closed on February 12, 2021.

During the three and six-month periods ended June 30, 2021, the Company had accrued interests payable to Pallinghurst of $593 and $1,158 (three and six-month periods ended June 30, 2020: nil).

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value

Certain of the Company's accounting policies and disclosures require the determination of fair value. Fair value represents the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal, and remaining maturity. Fair value estimates are based on quoted market values and other valuation methods. Fair values have been determined for measurement and/or disclosure purposes based on the fair value hierarchy contained in the Company’s financial instrument accounting policy. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

For all financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities.

Financial Risks

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at June 30, 2021, all of the Company’s short-term liabilities totalled $13,591 ($10,587 as at December 31, 2020), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financing completed in the first and second quarter of 2021 and the exercise of warrants during the same period, management believes that the Company has sufficient funds to meet its obligation and planned expenditures for the ensuing twelve months as they fall due (see note 1).

					As at June 30, 2021
	Carrying amount	Contractual cash flows	Remainder of the year	Year 2022	Year 2023	2024 and Onward
Account payables and accrued liabilities	13,011	13,011	13,011	-	-	-
Lease liabilities	2,488	2,995	261	434	415	1,885
Borrowings	2,062	2,079	98	208	225	1,548
Convertible bond	14,619	20,250	1,268	2,427	16,555	-

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Currency risk

Given that most of the Company’s expenditures are in Canadian dollars, the currency risk exposure is limited by maintaining most of its cash in Canadian dollars. The Company periodically carries a portion of its accounts payable and accrued liabilities in US dollars and Euros and is subject to currency risk on these balances. However, the Company considers this risk to be minimal.

The balances of cash in currencies are as follows as at June 30, 2021 and December 31, 2020.

	As at June 30, 2021 $	As at December 31, 2020 $
Cash in US dollar	18,636	-
Canadian dollar equivalents	23,097	-

18. COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at June 30, 2021, the Company had issued $12,118 of purchase orders for the acquisition of PPE and $3,638 in relation to the operations.

19. SUBSEQUENT EVENTS

On July 21, 2021, the Company nominated SD Capital Advisory Limited (“SDCA”) and GKB Ventures Limited (“GKB”) as joint financial advisors to assist it with the structuring and arranging of project financing, with a focus on Export Credit Agencies (“ECA”), for the development of the Company’s flagship Matawinie Graphite Mining project in Québec, Canada.

On July 23, 2021, the Company closed a private placement equity financing with Investissement Québec, acting as mandatory for the government of Québec, and issued a total of 1,978,750 common shares at a price of $9.25 per share for proceeds to the Company of $18.3M. This financing complemented the underwritten public offering agreement closed on June 23, 2021 (see note 10).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: September 7, 2021	/s/ David Torralbo
David Torralbo
Chief Legal Officer and Corporate Secretary